FORM N-8F
I. General Identifying Information
1. Reason fund is applying to deregister
   (check only one; for descriptions, see Instruction 1 above):
   [ ]	   Merger
   [X]	   Liquidation
   [ ]	   Abandonment of Registration
   (Note:  Abandonments of Registration answer only questions 1 through 15,
   24 and 25 of this form and complete verification at the end of the form)
   [ ]	   Election of status as a Business Development Company
   (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2. Name of fund:  American Income Trust 4 to 10 Year Term, Series 1
3. Securities and Exchange Commission File No.:  811-2649
4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
   [X]	  Initial Application		[ ]	Amendment
5. Address of Principal Executive Office
   (include No. & Street, City, State, Zip Code):
   c/o B.C. Ziegler and Company
   250 East Wisconsin Avenue
   Milwaukee, Wisconsin 53202
6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
   Fredrick G. Lautz
   Quarles & Brady LLP
   411 East Wisconsin Avenue
   Suite 2040
   Milwaukee, WI  53202-4497
   414-277-5309
7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17?CFR 270.31a-1, .31a-2]:
   B.C. Ziegler and Company
   250 East Wisconsin Avenue
   Milwaukee, Wisconsin 53202
   414-978-6400
   NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8. Classification of fund (check only one):
   [ ]     Management company;
   [X]	   Unit investment trust; or
   [ ]	   Face-amount certificate company.
9. Subclassification if the fund is a management company (check only one):
   [ ]	  Open-end		[ ]	Closed-end
10. State law under which the fund was organized or formed
    (e.g., Delaware, Massachusetts):  Wisconsin
11. Provide the name and address of each investment adviser of the fund
    (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    B.C. Ziegler and Company
    250 East Wisconsin Avenue
    Milwaukee, Wisconsin 53202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund?s contracts with those underwriters have been terminated:

    B.C. Ziegler and Company
    250 East Wisconsin Avenue
    Milwaukee, Wisconsin 53202

13. If the fund is a unit investment trust ("UIT") provide:
    a. Depositor's name(s) and address(es):

    B.C. Ziegler and Company
    250 East Wisconsin Avenue
    Milwaukee, Wisconsin 53202

    b. Trustee?s name(s) and address(es):

    US Bank (f/k/a First Wisconsin Trust Co.)
    777 East Wisconsin Avenue
    Milwaukee, Wisconsin 53202

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
    [ ]   Yes				[X]   No
    If Yes, for each UIT state:
    Name(s):
    File No.: 811-_________
    Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or abandonment of Registration?
    [ ]   Yes			[X]   No
    If Yes, state the date on which the board vote took place:
    If No, explain:
    As a UIT, the Registrant has no Board.
    (b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
    [ ]   Yes			[X]   No
    If Yes, state the date on which the shareholder vote took place:
    If No, explain:
    Each individual trust/series within the UIT matured by its terms, so no shareholder approval of liquidation was required.

II.	Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
    [ X ]   Yes		        [ ]   No
    a. If Yes, list the date(s) on which the fund made those distributions:

       December 1, 1993

    b. Were the distributions made on the basis of net assets?
       [ X ]   Yes			[ ]   No

    c. Were the distributions made pro rata based on share ownership?
       [ X  ]   Yes			[ ]   No

    d. If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    e. Liquidations only:
       Were any distributions to shareholders made in kind?
       [ ]   Yes			[ X ]   No
       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17. Closed-end funds only
              Has the fund issued senior securities?
    [ ]   Yes				[ ]   No
    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?
    [X]   Yes				[ ]   No
    If No,

    a. How many shareholders does the fund have as of the date this form is filed?

    b. Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
    [ ]   Yes				[X]   No
    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)
    [ ]   Yes				[X]   No
    If Yes,

    a. Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    b. Why has the fund retained the remaining assets?

    c. Will the remaining assets be invested in securities?
       [ ]   Yes			[ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
    [ ]   Yes		[X]   No
    If Yes,

    a. Describe the type and amount of each debt or other liability:

    b. How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22. (a)	List the expenses incurred in connection with the Merger
    or Liquidation:
                      i. Legal expenses:  $0
                      ii. Accounting expenses:  $0
                      iii. Other expenses (list and identify separately):  $0
                      iv. Total expenses (sum of lines (i)-(iii) above):  $0
     b. How were those expenses allocated?  N/A
     c. Who paid those expenses?  N/A
     d. How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
    []   Yes				[X]   No
    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?
    []   Yes				[X]   No
    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any
    business activities other than those necessary for winding up its affairs?
    []   Yes				[X]   No
    If Yes, describe the nature and extent of those activities:

VI. 	Mergers Only

26. (a)	State the name of the fund surviving the Merger:
    (b) State the Investment Company Act file number of the fund surviving the Merger:
    (c)	If the merger or reorganization agreement has been filed
        with the Commission, state the file number(s),
        form type used and date the agreement was filed:
    (d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
       The undersigned states that (i) he or she has executed this Form
       N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of American Income Trust 4 to 10 Year Term, Series 1, (ii) he or she is the Senior Vice President, General Counsel and Corporate Secretary of B.C. Ziegler and Company, Depositor, Investment Advisor and Distributor of the Registrant, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

      American Income Trust 4 to 10 Year Term, Series 1
      By:  B.C. Ziegler and Company (Depositor)

      By:                /s/  S. Charles O'Meara
              S. Charles O'Meara, Senior Vice President,
              General Counsel and Corporate Secretary

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